UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Kimbell Royalty Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

49435R 102
(CUSIP Number)

April 17, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102		Page 2 of 13 Pages
1		NAME OF REPORTING PERSON Springbok Energy Partners II Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,481,481 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,481,481 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,481,481 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Common Units reported herein as well as any other Common Units beneficially owned by the Other Filers (as defined below) other than the Common Units held of record by the Reporting Person. See Item 4.
(2) The percentage ownership is based on (a) 36,588,023 Common Units outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020 and (b) 1,498,280 Common Units issued to Springbok Energy Partners II Holdings, LLC, a Delaware limited liability company (“SEP II Holdings”) upon its conversion of 1,498,280 common units representing limited liability company interests (“Opco Common Units”) of Kimbell Royalty Operating, LLC, a Delaware limited liability company, and an equal number of Class B common units representing limited partner interests of the Issuer (“Class B Units”).

CUSIP No. 49435R 102		Page 3 of 13 Pages
1		NAME OF REPORTING PERSON NGP XI Mineral Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,338,605 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,338,605(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,338,605 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1)   Represents 1,857,124 Common Units directly held by SEP I Holdings, LLC, a Delaware limited liability company (“SEP I Holdings”) and 1,481,481 Common Units directly held by SEP II Holdings.  The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Common Units reported herein as well as any other Common Units beneficially owned by the Other Filers. See Item 4.
(2) The percentage ownership is based on (a) 36,588,023 Common Units outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020 and (b) 1,498,280 Common Units issued to SEP II Holdings upon its conversion of 1,498,280 Opco Common Units and an equal number of Class B Units.

CUSIP No. 49435R 102		Page 4 of 13 Pages
1		NAME OF REPORTING PERSON NGP XI U.S. Holdings, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,338,605 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,338,605 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,338,605 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) PN

(1) Represents 1,857,124 Common Units directly held by SEP I Holdings and 1,481,481 Common Units directly held by SEP II Holdings. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Common Units reported herein as well as any other Common Units beneficially owned by the Other Filers. See Item 4.
(2) The percentage ownership is based on (a) 36,588,023 Common Units outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020 and (b) 1,498,280 Common Units issued to SEP II Holdings upon its conversion of 1,498,280 Opco Common Units and an equal number of Class B Units.

CUSIP No. 49435R 102		Page 5 of 13 Pages
1		NAME OF REPORTING PERSON NGP XI Holdings GP L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,338,605 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,338,605 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,338,605 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1) Represents 1,857,124 Common Units directly held by SEP I Holdings and 1,481,481 Common Units directly held by SEP II Holdings. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Common Units reported herein as well as any other Common Units beneficially owned by the Other Filers. See Item 4.
(2) The percentage ownership is based on (a) 36,588,023 Common Units outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020 and (b) 1,498,280 Common Units issued to SEP II Holdings upon its conversion of 1,498,280 Opco Common Units and an equal number of Class B Units.

CUSIP No. 49435R 102		Page 6 of 13 Pages
1		NAME OF REPORTING PERSON NGP Natural Resources XI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,338,605 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,338,605 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,338,605 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) PN

(1) Represents 1,857,124 Common Units directly held by SEP I Holdings and 1,481,481 Common Units directly held by SEP II Holdings. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Common Units reported herein as well as any other Common Units beneficially owned by the Other Filers. See Item 4.
(2) The percentage ownership is based on  (a) 36,588,023 Common Units outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020 and (b) 1,498,280 Common Units issued to SEP II Holdings upon its conversion of 1,498,280 Opco Common Units and an equal number of Class B Units.

CUSIP No. 49435R 102		Page 7 of 13 Pages
1		NAME OF REPORTING PERSON GFW Energy XI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (b) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,338,605 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,338,605 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,338,605 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) PN

(1) Represents 1,857,124 Common Units directly held by SEP I Holdings and 1,481,481 Common Units directly held by SEP II Holdings. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Common Units reported herein as well as any other Common Units beneficially owned by the Other Filers. See Item 4.
(2) The percentage ownership is based on (a) 36,588,023 Common Units outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020 and (b) 1,498,280 Common Units issued to SEP II Holdings upon its conversion of 1,498,280 Opco Common Units and an equal number of Class B Units.

CUSIP No. 49435R 102		Page 8 of 13 Pages
1		NAME OF REPORTING PERSON GFW XI, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,338,605 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,338,605 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,338,605 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1) Represents 1,857,124 Common Units directly held by SEP I Holdings and 1,481,481 Common Units directly held by SEP II Holdings. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Common Units reported herein as well as any other Common Units beneficially owned by the Other Filers. See Item 4.
(2) The percentage ownership is based on (a) 36,588,023 Common Units outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020 and (b) 1,498,280 Common Units issued to SEP II Holdings upon its conversion of 1,498,280 Opco Common Units and an equal number of Class B Units.

CUSIP No. 49435R 102		Page 9 of 13 Pages
1		NAME OF REPORTING PERSON NGP Energy Capital Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,338,605 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,338,605 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,338,605 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1) Represents 1,857,124 Common Units directly held by SEP I Holdings and 1,481,481 Common Units directly held by SEP II Holdings. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the Common Units reported herein as well as any other Common Units beneficially owned by the Other Filers. See Item 4.
(2) The percentage ownership is based on (a) 36,588,023 Common Units outstanding as of July 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020 and (b) 1,498,280 Common Units issued to SEP II Holdings upon its conversion of 1,498,280 Opco Common Units and an equal number of Class B Units.

Item 1.

(a)	Name of Issuer:

Kimbell Royalty Partners, LP (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

777 Taylor St., Suite 810, Fort Worth, Texas 76102.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed on behalf of SEP II Holdings, NGP XI Mineral Holdings, LLC, a Delaware limited liability company (“NGP XI Mineral Holdings”), NGP XI U.S. Holdings, L.P., a Delaware limited partnership (“NGP XI US Holdings”), NGP XI Holdings GP L.L.C., a Delaware limited liability company (“NGP XI GP”), NGP Natural Resources XI, L.P., a Delaware limited partnership (“NGP Natural Resources”), GFW Energy XI, L.P., a Delaware limited partnership (“GFW Energy XI”), GFW XI, L.L.C., a Delaware limited liability company (“GFW XI”), and NGP Energy Capital Management, L.L.C., a Delaware limited liability company (“NGP ECM” and, together with NGP XI Mineral Holdings, NGP XI US Holdings, NGP XI GP, NGP Natural Resources, GFW Energy XI and GFW XI, the “NGP Reporting Persons” and, together with SEP II Holdings, the “Reporting Persons”).

(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of each of the NGP Reporting Persons is 2850 N. Harwood Street, 19th Floor, Dallas, TX 75201.
The address of the principal business office of SEP II Holdings is c/o Springbok Investment Management, LP, 5950 Berkshire Lane, Suite 1250, Dallas, Texas 75225, Attention: Ryan Watts.

(c)	Citizenship:

NGP ECM is organized under the laws of the State of Texas. Each Reporting Person other than NGP ECM is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common units representing limited partner interests (the “Common Units”).

(e)	CUSIP Number:

49435R 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
1,481,481 of the Common Units reported herein are directly held by SEP II Holdings. SEP II Holdings is governed by an amended and restated limited liability company agreement among SEP II Holdings, NGP XI Mineral Holdings and the other members party thereto (the “SEP II LLC Agreement”).  Pursuant to the SEP II LLC Agreement, NGP XI Mineral Holdings maintains investment and voting power with respect to the securities held by SEP II Holdings.
1,857,124 of the Common Units reported herein (the “SEP I Common Units”) are directly held by SEP I Holdings.  SEP I Holdings is governed by an amended and restated limited liability company agreement by and among SEP I Holdings, Springbok Investment Management, LP (“SIM”), NGP XI Mineral Holdings and the other members party thereto (the “SEP I LLC Agreement”). By virtue of (a) the ability of NGP XI Mineral Holdings and SIM under the SEP I LLC Agreement to appoint and remove certain members of the board of directors of SEP I Holdings and (b) the requirement under the SEP I LLC Agreement that a material disposition of securities held by SEP I Holdings be unanimously approved by the board of directors of SEP I Holdings, the Reporting Persons may be deemed to share beneficial ownership of the SEP I Common Units with the Other Filers. By virtue of the SEP I LLC Agreement, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)-3 of the Act with SIM, Springbok Management GP Corp. and Ryan Watts (collectively, the “Other Filers”) with respect to the SEP I Common Units as well as any other Common Units beneficially owned by the Other Filers. None of the Other Filers is a reporting person on this Schedule 13G, and any obligations any of them may have under the Act would have to be satisfied on one or more separate filings.
NGP XI US Holdings is the sole member of NGP XI Mineral Holdings. NGP XI GP is the sole general partner of NGP XI US Holdings.  NGP Natural Resources is the sole member of NGP XI GP. GFW Energy XI is the sole general partner of NGP Natural Resources.  GFW XI is the sole general partner of GFW Energy XI and has delegated full power and authority to manage GFW Energy XI to NGP ECM.
The Reporting Persons have entered into a Joint Filing Agreement, dated November 4, 2020, a copy of which is attached as Exhibit 99.1 to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein in excess of 5% of the total outstanding Common Units.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2020

SPRINGBOK ENERGY PARTNERS II HOLDINGS, LLC

By:	/s/ Ryan Watts
Name:	Ryan Watts
Title:	President and Chief Executive Officer

NGP XI MINERAL HOLDINGS, LLC

By:	/s/ Christopher G. Carter
Name:	Christopher G. Carter
Title:	Authorized Person

NGP XI U.S. HOLDINGS, L.P.
By:	NGP XI Holdings GP L.L.C., its general partner

By:	/s/ Christopher G. Carter
Name:	Christopher G. Carter
Title:	Authorized Person

NGP XI HOLDINGS GP L.L.C.

By:	/s/ Christopher G. Carter
Name:	Christopher G. Carter
Title:	Authorized Person

NGP NATURAL RESOURCES XI, L.P.
By:	GFW XI, L.P., its general partner
By:	GFW XI, L.L.C., its general partner

By:	/s/ Christopher G. Carter
Name:	Christopher G. Carter
Title:	Authorized Person
GFW ENERGY XI, L.P.
By:	GFW XI, L.L.C., its general partner

By:	/s/ Christopher G. Carter
Name:	Christopher G. Carter
Title:	Authorized Person

GFW XI, L.L.C.

By:	/s/ Christopher G. Carter
Name:	Christopher G. Carter
Title:	Authorized Person

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Christopher G. Carter
Name:	Christopher G. Carter
Title:	Authorized Person